UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549


                             FORM 11-K


       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
       Act of 1934 for the fiscal year ended October 31, 1996

[ ] Transition Report Pursuant to Section 15 (d) of the Securities
                          Exchange Act of 1934

                   Commission file number 1-10869


                       401(K) Savings Plan of
                       Unique Mobility, Inc.
                      (Full Title of the Plan)


                       Unique Mobility, Inc.
      (Name of Issuer of Securities held pursuant to the Plan)

            425 Corporate Circle, Golden, Colorado 80401
          (Address of Issuer's Principal Executive Office)

                        REQUIRED INFORMATION


1. Statements of Net Assets Available for Participant Benefits, October 31, 1996 and 1995.

2. Statements of Changes in Net Assets Available for Participant Benefits, years ended October 31, 1996, 1995 and 1994.

3.   Notes to Financial Statements.

4.   Consent of KPMG Peat Marwick LLP.

                             SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 24, 1997                401 (k) Savings Plan of
                                    Unique Mobility, Inc.

                                    By: /s/ Titus Herschberger
                                         Titus Herschberger
                                         Plan Administrative
                                         Committee Chairman

                                    By: /s/ John Allen
                                         John Allen
                                         Plan Administrative
                                         Committee Member

                                    By: /s/ Elaine England
                                         Elaine England
                                         Plan Administrative
                                         Committee Member

                    Independent Auditors' Report



The Administrative Committee
401(k) Savings Plan of Unique Mobility, Inc.:


We have audited the accompanying statements of net assets available for participant benefits of the 401(k) Savings Plan of Unique Mobility, Inc. as of October 31, 1996 and 1995, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended October 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the 401(k) Savings Plan of Unique Mobility, Inc. as of October 31, 1996 and 1995, and the changes in those net assets for each of the years in the three-year period ended October 31, 1996 in conformity with generally accepted accounting principles.



                                   /s/ KPMG Peat Marwick LLP


Denver, Colorado
April 8, 1997

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

Statements of Net Assets Available for Participant Benefits

October 31, 1996 and 1995

-----------------------------------------------------------


Assets:                                                            1996          1995
   Investments, at fair value (note 4):
     Mutual Funds (cost $1,323,889 in 1996 and
      $941,950 in 1995)                                        $ 1,445,645     1,012,826
     Unique Mobility, Inc. common stock (cost $31,930
      in 1996 and $41,144 in 1995)                                  36,149        36,148
     Loans to participants (cost $93,337 in 1996 and
      $85,341 in 1995)                                              93,337        85,341
                                                                 1,575,131     1,134,315
   Receivables:
     Employer contributions                                         28,136        25,414
     Participant contributions                                       7,343         7,495
                                                                    35,479        32,909

          Net assets available for participant benefits        $ 1,610,610     1,167,224



See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

Statements of Changes in Net Assets Available for Participant Benefits

Years Ended October 31, 1996, 1995 and 1994

-----------------------------------------------------------

                                                            1996       1995      1994
Contributions:
   Employer                                           $    90,749     98,878    95,028
   Participants                                           146,080    168,000   144,126
                                                          236,829    266,878   239,154
Investment income:
   Interest                                                12,773      7,535     5,197
   Dividends                                               59,030     38,873    23,995
   Net realized gains (losses) on disposition
     of investments                                        52,364     (1,842)   (9,611)
   Net unrealized appreciation (depreciation) in fair
     value of investments                                 129,880     90,127   (12,033)
                                                          254,047    134,693     7,548

Benefits paid to participants                             (47,490)   (23,901) (124,771)

         Net increase                                     443,386    377,670   121,931

Net assets available for participant benefits:
   Beginning of year                                    1,167,224    789,554   667,623

   End of year                                        $ 1,610,610  1,167,224   789,554


See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

Notes to Financial Statements

October 31, 1996 and 1995

-----------------------------------------------------------



(1)  Plan Description

     Effective November 1, 1989, Unique Mobility, Inc. (Unique or the Company) established the 401(k) Savings Plan of Unique Mobility, Inc. (the Plan) and related trust for the benefit of eligible employees. The Board of Directors of Unique appointed an administrative committee to be the plan administrator (Plan Administrator) which is responsible for the management and operation of the Plan.

     The Plan is a defined contribution plan to which participants may contribute up to 15% of their compensation, on a pre-tax basis or an after-tax basis, subject to certain limitations. The contributions are invested, at the direction of the participant, in various investment options offered by the Plan, including the Company's common stock. Employees who have attained the age of 18 years will become eligible to participate on the first day of the month coincident with or next following the first to occur of (a) the date the employee completes a six consecutive month period and at least 1,000 hours of service or (b) the date the employee completes a twelve consecutive month period and accumulates at least 1,000 hours of service.

     The Company matches participant contributions on a dollar-for-dollar basis on the first 5% of the participant's compensation and 25% of participant contributions for contributions in excess of 5%. Company matching contributions are funded quarterly. The Board of Directors of the Company may authorize additional discretionary contributions. Employees may contribute rollover contributions from another qualified plan into the Plan regardless of whether the employee has elected to make participant contributions.

     Upon participation in the Plan, a participant may direct contributions in 10 percent increments into the Plan's investment options. Effective November 1995 the names of the mutual funds available for investments were revised. The Plan's investment options, including the former name of the mutual funds, and the number of participants in each investment option at October 31, 1996 are as follows:

                                                                                  Number of
       Investment Options                            Former Name               Participants
Oppenheimer Cash Reserves A                 Quest for Value Cash Reserve Fund        9
Oppenheimer Quest for Value Fund, Inc. A    Quest for Value Fund                    38
Oppenheimer Quest Small Cap Value Fund A    Quest for Value Capitalization Fund     28
Oppenheimer Quest Opportunity Value Fund A  Quest for Value Opportunity Fund        25
Oppenheimer U.S. Government Trust A         Quest for Value U.S. Government
                                                Income Fund                         11
Unique Mobility, Inc. common stock          Unique Mobility, Inc. common stock      13

     Participant contributions are fully vested at all times. Vesting of Company contributions and the earnings thereon is based on years of continuous service, as follows:
                                              Nonforfeitable
                       Years of service      vested percentage

                              1                   33 1/3%
                              2                   66 2/3%
                              3                      100%

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

-----------------------------------------------------------




     Forfeitures, which totaled $273, $1,676, and $2,125 for the years ended October 31, 1996, 1995 and 1994, respectively, are allocated to the accounts of remaining participants.

     Payment of plan benefits are made upon the participant attaining normal retirement age (65), disability, death, or termination of employment. Benefits are distributed to a participant or his or her designated beneficiary in a lump sum payment.

     Participants may withdraw up to 100% of their after-tax contributions account balance upon request and up to 100% of their salary reduction contribution account upon establishing financial hardship.

     Although the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon termination (or partial termination) of the Plan or complete discontinuance of Company contributions, the balances of all affected participants in the Plan shall become fully vested.

     All expenses of administration of the Plan may be paid by the Plan unless paid by the Company. For the years ended October 31, 1996, 1995 and 1994 the Company has paid for all administrative expenses of the Plan.

     Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(2)  Summary of Significant Accounting Policies

     (a) Basis of Presentation

         The Plan's financial statements are prepared on the accrual basis of accounting.

     (b) Investments

         Investments in mutual funds and Unique common stock are recorded at quoted market prices. Investment transactions are recorded on the date of purchase or sale (trade date). Cost of investments is based upon the previous year end market value plus current year purchases. Cost of investments sold are determined on a first-in, first-out basis.

         Loans to plan participants are recorded at cost which approximates fair value. The maximum terms of the loans are generally five years. Monthly interest payments by participants are based on rates determined by the Plan Administrator. The interest rates on the loans range from 8% to 11%. The loans are secured by the participants' account balances and are limited to the lessor of $50,000 or 50% of the amount vested in the participant's account.

     (c) Payment of Benefits

         Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued and are considered as part of net assets available for participant benefits. There were no benefits payable to participants who have withdrawn from participation in the Plan at either October 31, 1996 and 1995.

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

-----------------------------------------------------------



     (d) Reclassifications

         Certain reclassifications have been made to the year ended October 31, 1995 and 1994 amounts to conform with the year ended October 31, 1996 presentation.

     (e) Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that effect the reported amounts of assets at the date of the financial statements and the reported amount of contributions, investment income and benefits paid during the reporting period. Actual results could differ from those estimates.

(3)  Tax Status

     The Plan and related trust are intended to comply with the provisions of the Internal Revenue Code of 1986 (the Code), as amended, and the Employee Retirement Income Security Act of 1974, as amended.
     The Plan received a favorable determination letter from the IRS dated March 25, 1992 evidencing that it is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

     Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

-----------------------------------------------------------

(4)  Investments

     Investments at October 31, 1996 and 1995 are summarized as follows:

                                                                        1996
                                                               Shares,
                                               Market           units,
                                              value per     or principal
                                            share or unit      amounts          Fair value
Mutual Funds, at market:
  Oppenheimer Cash Reserves A                     $  1.00      112,595        $    112,595
  Oppenheimer Quest Value Fund, Inc. A              17.30       29,966             518,412
  Oppenheimer Quest Small Cap Value Fund A          19.03       16,092             306,225
  Oppenheimer Quest Opportunity Value Fund A        29.89       11,890             355,399
  Oppenheimer U.S. Government Trust A                9.45       16,192             153,014
                                                                                 1,445,645

Unique Mobility, Inc. common stock, at market       4.625        7,816              36,149
Loans to participants, at cost                        -         93,337              93,337


                                                                              $  1,575,131

                                                                        1995
                                                               Shares,
                                               Market           units,
                                              value per      or principal
                                            share or unit       amounts         Fair value
Mutual Funds, at market:
  Quest for Value Cash Reserve Fund               $  1.00        8,890         $     8,890
  Quest for Value Fund                              14.51       28,311             410,798
  Quest for Value Capitalization Fund               17.31       14,558             251,999
  Quest for Value Opportunity Fund                  24.59        8,944             219,936
  Quest for Value U.S. Government
    Income Fund                                     11.27       10,754             121,203
                                                                                 1,012,826

Unique Mobility, Inc. common stock, at market      3.6875        9,803              36,148
Loans to participants, at cost                       -          85,341              85,341

                                                                               $ 1,134,315

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

-----------------------------------------------------------

(5)  Funds Summary

     The statement of net assets available for participant benefits by investment option as of October 31, 1996 is as follows:

                                                                                             Oppenheimer  Oppenheimer    Unique
                                                     Oppenheimer  Oppenheimer  Oppenheimer     Quest        U.S.     Mobility, Inc.
                                          Loans to      Cash      Quest Value  Quest Small  Opportunity  Government    Company
                               Total    participants  Reserves A  Fund,Inc. A  Cap Fund A   Value Fund A   Trust A      Stock
Assets:
 Investments:
  Mutual Funds             $ 1,445,645       -          112,595     518,412      306,225       355,399      153,014        -
  Unique Mobility, Inc.
   common stock                 36,149       -             -           -            -             -            -         36,149
  Loans to participants         93,337     93,337          -           -            -             -            -           -
                             1,575,131     93,337       112,595     518,412      306,225       355,399      153,014      36,149

 Receivables:
  Employer contributions        28,136       -            2,828      10,027        5,350        5,418         3,145       1,368
  Participant contribution       7,343       -            1,075       2,452        1,197        1,296           690         633
                                35,479       -            3,903      12,479        6,547        6,714         3,835       2,001

   Net assets available for
    participant benefits   $ 1,610,610     93,337       116,498     530,891      312,772      362,113       156,849      38,150


401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

-----------------------------------------------------------


(5)  Funds Summary (continued)

     The statement of net assets available for participant benefits by investment option as of October 31, 1995 is as follows:

                                                       Quest for               Quest for      Quest for     Quest for     Unique
                                                       Value Cash              Value          Value       Value U.S.  Mobility, Inc.
                                          Loans to      Reserve    Quest for  Capitalization  Opportunity  Government    Common
                                Total    participants    Fund     Value Fund    Fund          Fund          Income Fund   Stock
Assets:
 Investments:
  Mutual Funds              $ 1,012,826       -           8,890     410,798      251,999       219,936      121,203          -
  Unique Mobility, Inc.
   common stock                  36,148       -            -           -            -             -            -           36,148
  Loans to participants          85,341     85,341         -           -            -             -            -             -
                              1,134,315     85,341        8,890     410,798      251,999       219,936      121,203        36,148

 Receivables:
  Employer contributions         25,414       -           1,003       9,028        6,174         4,678        2,427         2,104
  Participant contributions       7,495       -            -          3,203        1,716         1,501          688           387
                                 32,909       -           1,003      12,231        7,890         6,179        3,115         2,491

   Net assets available for
    participant benefits    $ 1,167,224     85,341        9,893     423,029      259,889       226,115      124,318        38,639

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

-----------------------------------------------------------




(5)  Funds Summary (continued)

     The statement of changes in net assets available for participant benefits by investment option for the year ended October 31, 1996 is as follows:

                                                                                           Oppenheimer   Oppenheimer    Unique
                                                     Oppenheimer  Oppenheimer  Oppenheimer    Quest         U.S.     Mobility, Inc.
                                         Loans to       Cash      Quest Value  Quest Small  Opportunity   Government   Company
                                Total  participants   Reserves A  Fund,Inc. A  Cap Fund A   Value Fund A   Trust A      Stock
 Contributions:
 Employer                    $   90,749      -           3,627       33,689       16,810        20,750      11,008        4,865
 Participants                   146,080      -          11,337       52,917       26,810        33,580      15,071        6,365
                                236,829      -          14,964       86,606       43,620        54,330      26,079       11,230

Investment income:
 Interest                        12,773     8,828        3,945         -            -             -           -            -
 Dividends                       59,030      -            -          28,594       16,778         4,061       9,408          189
 Net realized gains (losses)
  on disposition of
  investments                    52,364      -            -          31,973        2,760        11,842      (2,190)       7,979
 Net unrealized appreciation
  (depreciation) in fair
  value of investments          129,880      -            -          57,533       21,878        44,265       1,985        4,219
                                254,047     8,828        3,945      118,100       41,416        60,168       9,203       12,387

Benefits paid to participants   (47,490)     -            (542)     (39,436)      (1,213)       (3,368)     (2,931)           0
Transfers                          -         (832)      88,238      (57,408)     (30,940)       24,868         180      (24,106)

    Net increase (decrease)     443,386     7,996      106,605      107,862       52,883       135,998      32,531         (489)

Net assets available for
  participant benefits:
 Beginning of year            1,167,224    85,341        9,893      423,029      259,889       226,115     124,318       38,639

 End of year                $ 1,610,610    93,337      116,498      530,891      312,772       362,113     156,849       38,150

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

-----------------------------------------------------------


(5)  Funds Summary (continued)

     The statement of changes in net assets available for participant benefits by investment option for the year ended October 31, 1995 is as follows:

                                                      Quest for                Quest for      Quest for    Quest for     Unique
                                                     Value Cash                  Value          Value      Value U.S. Mobility, Inc.
                                          Loans to     Reserve    Quest for  Capitalization  Opportunity  Government    Company
                                 Total  participants     Fund     Value Fund      Fund          Fund      Income Fund    Stock
Contributions:
 Employer                    $   98,878      -           1,792       35,233       27,109        18,308        10,754      5,682
 Participants                   168,000      -           2,849       65,020       41,187        37,318        14,226      7,400
                                266,878      -           4,641      100,253       68,296        55,626        24,980     13,082

Investment income:
 Interest                         7,535     6,939          596         -            -             -             -          -
 Dividends                       38,873      -            -          24,209        5,566         4,258         4,703        137
 Net realized gains (losses)
  on disposition of
  investments                    (1,842)     -            -          (5,045)       1,696         1,860           (83)      (270)
 Net unrealized appreciation
  (depreciation) in fair
  value of investments           90,127      -            -          51,459       13,306        32,271         3,893    (10,802)
                                134,693     6,939          596       70,623       20,568        38,389         8,513    (10,935)

Benefits paid to participants   (23,901)   (1,428)      (1,616)      (4,468)      (9,554)       (4,499)       (1,994)      (342)
Transfers                          -       13,026       (3,837)     (73,525)     (37,004)       23,621        79,415     (1,696)

    Net increase (decrease)     377,670    18,537         (216)      92,883       42,306       113,137       110,914        109

Net assets available for
  participant benefits:
 Beginning of year              789,554    66,804       10,109      330,146      217,583       112,978        13,404     38,530

 End of year                $ 1,167,224    85,341        9,893      423,029      259,889       226,115       124,318     38,639

401(k) SAVINGS PLAN OF UNIQUE MOBILITY, INC.

-----------------------------------------------------------


(5)  Funds Summary (continued)

     The statement of changes in net assets available for participant benefits by investment option for the year ended October 31, 1994 is as follows:

                                                       Quest for                Quest for      Quest for   Quest for      Unique
                                                      Value Cash                 Value          Value     Value U.S.  Mobility, Inc.
                                          Loans to     Reserve    Quest for  Capitalization  Opportunity  Government     Company
                                 Total  participants     Fund     Value Fund      Fund          Fund      Income Fund     Stock
Contributions:
 Employer                    $   95,028      -           1,840       40,895       31,232        13,268         1,434       6,359
 Participants                   144,126      -           2,943       62,326       44,832        20,833         2,423      10,769
                                239,154      -           4,783      103,221       76,064        34,101         3,857      17,128

Investment income:
 Interest                         5,197     4,690          507         -            -             -             -           -
 Dividends                       23,995      -            -          10,101       10,463         2,519           800         112
 Net realized gains (losses)
  on disposition of
  investments                    (9,611)     -            -          (2,877)      (2,362)         (194)         (120)     (4,058)
 Net unrealized appreciation
  (depreciation) in fair
  value of investments           12,033      -            -           7,528       (7,461)        5,460        (1,208)    (16,352)
                                  7,548     4,690          507       14,752          640         7,785          (528)    (20,298)

Benefits paid to participants  (124,771)  (10,450)     (47,761)     (21,817)     (29,980)       (2,249)         -        (12,514)
Transfers                          -       13,785       (3,347)     (20,589)      38,292        (7,725)       (5,698)    (14,718)

    Net increase (decrease)     121,931     8,025      (45,818)      75,567       85,016        31,912        (2,369)    (30,402)

Net assets available for
  participant benefits:
 Beginning of year              667,623    58,779       55,927      254,579      132,567        81,066        15,773      68,932

 End of year                $   789,554    66,804       10,109      330,146      217,583       112,978        13,404      38,530


                       Consent of Independent Auditors



The Board of Directors and Stockholders
Unique Mobility, Inc.:


We consent to incorporation by reference in the registration statements (Nos. 33-47454 and 33-34613) on Form S-8 of Unique Mobility, Inc. of our report dated April 8, 1997, relating to the statements of net assets available for participant benefits of the 401(k) Savings Plan of Unique Mobility, Inc. as of October 31, 1996 and 1995, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended October 31, 1996, which report appears in the October 31, 1996, annual report on Form 11- K of the 401(k) Savings Plan of Unique Mobility, Inc.



                                             /s/ KPMG Peat Marwick LLP


Denver, Colorado
April 24, 1997